Exhibit 15.1

CHINA NATURAL RESOURCES REPORTS FIRST HALF 2022 RESULTS

HONG KONG, November 7, 2022 – China Natural Resources Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the six months ended June 30, 2022. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY6.6995 as quoted by www.ofx.com on June 30, 2022, except as otherwise disclosed.

Mr. Wong Wah On Edward, Chairman of the Company, commented, “We are pleased with our increased gross margin, which improved to 45.43% from 13.52% in the prior year period, and our return to profitability, with net income attributable to the owners of the Company of $0.01 per share compared to a net loss of $0.10 per share in the prior year period. Our experienced team has remained focused during this challenging period as we execute on our long-term business strategy.”

“We are prudently investing in our exploration activities as we work to extract further value from the Wulatehouqi Moruogu Tong Mine, in addition to further developing our wastewater treatment segment. Longer-term we believe there is considerable opportunity in our mine. We also intend to explore other business opportunities and to further diversify our operations as we move into our next phase of growth. Importantly, our balance sheet is healthy and able to support our growth strategy, with necessary liquidity to fund operating expenses and capital expenditures.”

Financial Results for the Six Months Ended June 30, 2022

Revenue for the six months ended June 30, 2022 was CNY16.07 million (US$2.40 million), as compared to total sales of CNY8.22 million for the same period in 2021. The increase was mainly attributable to the increase of revenue from construction contracts, as the number of projects and construction progress in the first half of 2022 were both higher than those in the first half of 2021.

Cost of sales for the six months ended June 30, 2022 was CNY8.77 million (US$1.31 million), as compared to cost of sales of CNY7.11 million for the same period in 2021. This increase was also due to more projects with higher construction progress compared with the first half of 2021.

Gross profit margin was 45.43% for the six months ended June 30, 2022, as compared to 13.52% for the same period in 2021. The surge of gross profit margin was mainly due to the recognition of construction contract revenue of certain projects in 2022, while the comparable costs of these projects were recognized in previous years when incurred. The recognition of revenue for advance or additional construction services provided in previous years outside the scope of the signed contracts for which the Company incurred and recognized the related costs without the corresponding revenue was because not all attributes of a contract were met under International Financial Reporting Standards 15 Revenue from Contracts with Customers in previous years.

Selling and distribution expenses for the six months ended June 30, 2022 were CNY0.41 million (US$0.06 million), as compared to expenses of CNY0.50 million for the same period in 2021. No material fluctuation was noted for the comparative periods.

Administrative expenses for the six months ended June 30, 2022 were CNY8.73 million (US$1.30 million), as compared to expenses of CNY12.18 million for the same period in 2021. The decrease was primarily due to the one-off professional service fees incurred in 2021 in relation to the Company’s public offering of shares and private placement of warrants.

Other income for the six months ended June 30, 2022 were CNY0.73 million (US$0.11 million), as compared to other income of CNY0.38 million for the same period in 2021. The increase was caused by the collection of receivables in 2022 which had been written off in the prior period.

Fair value gain on financial instruments, net for the six months ended June 30, 2022 were CNY0.56 million (US$0.08 million), as compared to a loss of CNY24.81 million for the same period in 2021.  The amount for the six months ended June 30, 2022 represented the fluctuation of fair values of the Company’s outstanding warrants only whereas the amount for the same period in 2021 comprised the fluctuation of fair values of both the Company’s outstanding warrants and the shares in Feishang Anthracite Resources Limited, a company listed on the Hong Kong Stock Exchange (“FARL”).

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Finance costs for the six months ended June 30, 2022 were CNY1.82 million (US$0.27 million), as compared to CNY2.27 million for the same period in 2021. The decrease was due to the appreciation of US dollars against Chinese Yuan in 2022, which lead to exchange gains on our bank deposits of US dollars.

Finance income for the six months ended June 30, 2022 was CNY9.38 million (US$1.40 million), as compared to CNY8.79 million for the same period in 2021. The increase was mainly from the increase of interest income from revenue contracts with significant financing components due to earlier collections.

The income tax expense was CNY0.36 million (US$0.05 million) for the six months ended June 30, 2022, as compared to income tax benefit of CNY0.63 million for the same period in 2021. The increase was mainly attributable to the increase of taxable profits in 2022. The effective income tax rate was 8.86% for the six months ended June 30, 2022, as compared to 2.08% for the same period in 2021.

Profit for the six months ended June 30, 2022 was CNY3.67 million (US$0.55 million) as compared to a net loss of CNY29.84 million for the six months ended June 30, 2021. The loss in 2021 was mainly due to the net fair value loss (amounting to CNY24.81 million) relating to the Company’s holdings in FARL, designated as financial assets at fair value through profit or loss, and the impact of warrants issued to institutional investors in a private placement on January 22, 2021, which were designated as derivative financial liabilities.

The Company had a US$7.6 million balance of cash and cash equivalents at June 30, 2022.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR), a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China (the “PRC”), is currently engaged in the wastewater treatment industry in the PRC, and the acquisition and exploitation of mining rights in Inner Mongolia, including preliminary exploration for nickel, lead, silver and other nonferrous metal, and is actively exploring further business opportunities in the healthcare sector, natural resources sector and other sectors.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the ability to locate and execute on strategic opportunities; the ability to develop the wastewater treatment segment; the impact of the rising commodity prices; the potential presence of minerals in the Wulatehouqi Moruogu Tong Mine; and the availability of internally generated funds and funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in PST Technology and Shanghai Onway Environmental Development Co., Limited specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology Limited team, the growth potential of the wastewater treatment and environmental protection industries in the PRC; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives, including in the healthcare and other non-natural resources sectors; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States, the ability of the Public Company Accounting Oversight Board to inspect auditors located in the PRC and Hong Kong, the implementation by the U.S. Securities and Exchange Commission of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “Commission”), including, without limitation, the information set forth in the Company’s Annual Reports on Form 20-F under the heading “Risk Factors”. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801 or CHNR@GlobalIRPartners.com

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Revenue	8,220	16,072	2,401
Cost of sales	(7,109)	(8,771)	(1,309)
GROSS PROFIT	1,111	7,301	1,092

Selling and distribution expenses	(496)	(410)	(61)
Administrative expenses	(12,175)	(8,733)	(1,304)
Other income	376	731	109
Fair value (loss)/gain on financial instruments, net	(24,807)	559	83
Impairment losses on financial assets	(993)	(2,972)	(444)
Finance costs	(2,271)	(1,822)	(272)
Finance income	8,787	9,376	1,400

(LOSS)/PROFIT BEFORE INCOME TAX	(30,468)	4,030	603

Income tax benefit/(expense)	633	(357)	(53)

(LOSS)/PROFIT FOR THE PERIOD	(29,835)	3,673	550

ATTRIBUTABLE TO:
Owners of the Company	(27,993)	1,949	293
Non-controlling interests	(1,842)	1,724	257

	(29,835)	3,673	550

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- (Loss)/earnings per share	(0.69)	0.05	0.01

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

(Amounts in thousands)

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	715	578	86
Intangible assets	20,189	19,785	2,953
Right-of-use assets	2,351	1,644	245
Trade and bills receivable	9,501	8,455	1,262
Contract assets	91,035	90,453	13,501
Deferred tax assets	66	537	80
Other non-current assets	10	2	—

TOTAL NON-CURRENT ASSETS	123,867	121,454	18,127

CURRENT ASSETS
Inventories	986	1,196	179
Trade and bills receivable	41,526	55,309	8,256
Contract assets	15,331	15,552	2,321
Prepayments	2,236	2,004	299
Other receivables	86,201	88,904	13,270
Other current assets	4,942	3,401	509
Cash and cash equivalents	58,359	50,915	7,600

TOTAL CURRENT ASSETS	209,581	217,281	32,434

TOTAL ASSETS	333,448	338,735	50,561

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

(Amounts in thousands)

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	21,118	17,810	2,658
Contract liabilities	690	690	104
Other payables and accruals	12,098	17,663	2,636
Income tax payable	9,254	10,031	1,497
Provision	—	808	121
Dividends payable	5,048	5,048	753
Derivative financial liabilities	1,710	1,224	183
Interest-bearing loans and borrowings	3,000	3,000	448
Lease liabilities	981	613	91
Due to related companies	5,710	5,986	893
Due to the Shareholder	14,050	14,050	2,097

TOTAL CURRENT LIABILITIES	73,659	76,923	11,481

NON-CURRENT LIABILITIES
Deferred tax liabilities	2,544	1,824	272
Lease liabilities	1,208	1,033	155
Interest-bearing loans and borrowings	74,000	72,500	10,822

TOTAL NON-CURRENT LIABILITIES	77,752	75,357	11,249

TOTAL LIABILITIES	151,411	152,280	22,730

EQUITY
Issued capital	450,782	450,782	67,286
Other capital reserves	719,110	719,110	107,338
Accumulated losses	(1,084,387)	(1,082,438)	(161,570)
Other comprehensive losses	(10,821)	(10,076)	(1,504)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	74,684	77,378	11,550
NON-CONTROLLING INTERESTS	107,353	109,077	16,281

TOTAL EQUITY	182,037	186,455	27,831

TOTAL LIABILITIES AND EQUITY	333,448	338,735	50,561

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The condensed consolidated statements of profit or loss of the Company for the the six months ended June 30, 2022 and 2021, and the condensed consolidated statements of financial position of the Company as of December 31, 2021 and June 30, 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated statements of profit or loss and the condensed consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on May 17, 2022.